UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Allison Wagda
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT CHIEF FINANCIAL OFFICER EYAL DESHEH TO JOIN TEVA
PHARMACEUTICAL INDUSTRIES BY MID-2008

TEL AVIV, Israel – October 30, 2007 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that Eyal Desheh will leave the company by mid-2008 after eight years as Check Point’s chief financial officer. Mr. Desheh has accepted the position of chief financial officer of Teva Pharmaceutical Industries Ltd., one of the world’s leading generic pharmaceutical companies and Israel’s largest company.

        Mr. Desheh is expected to remain at Check Point until the second quarter of 2008 in order to facilitate a smooth and orderly transition.

        “Since Eyal joined Check Point in May 2000, we have been fortunate to work together with our great leadership team to grow Check Point’s annual sales by 169% – from approximately $250 million in revenues to approximately $700 million over the past four quarters. We also saw our GAAP earnings per share grow by 172% and non-GAAP earning per share by 249% during the same period,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “We think highly of Eyal’s professional capabilities and leadership, and regret to see him leave the Check Point family. We sincerely wish him the best of luck and great success in his new role.”

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. The company is a market leader in the worldwide enterprise firewall, personal firewall, data security and VPN markets. Check Point’s PURE focus is on IT security with its extensive portfolio of network security, data security and security management solutions. Through its NGX platform, Check Point delivers a unified security architecture for a broad range of security solutions to protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market leading data security solutions through the Pointsec product line, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm Internet Security Suite and additional consumer security solutions protect millions of consumer PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2007 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, ClusterXL, Confidence Indexing, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoreXL, CoSa, DefenseNet, Dynamic Shielding Architecture, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, Hybrid Detection Engine, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IPS-1, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Pointsec, Pointsec Mobile, Pointsec PC, Pointsec Protector, Policy Lifecycle Management, Provider-1, PURE Security, the puresecurity logo, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, Security Management Portal, Sentivist, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SMP, SMP On-Demand, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, UTM-1, UTM-1 Edge, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm ForceField, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. ZoneAlarm is a Check Point Software Technologies, Inc. Company. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 5,987,611, 6,496,935, 6,873,988, 6,850,943, and 7,165,076 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

October 30, 2007